SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Arkhan Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

049298102
(CUSIP Number)

Lydia I. Beebe
Corporate Secretary and Chief Governance Officer
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
(925) 842-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
Charles W. Mulaney, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

February 17, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049298102	Page 2 of 5

1	NAMES OF REPORTING PERSONS Chevron Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		See Item 4

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		See Item 4

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 4

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 049298102	Page 3 of 5
     This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on November 18, 2010, by Chevron Corporation, a Delaware corporation (“Chevron”), with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of Arkhan Corporation (f/k/a Atlas Energy, Inc.), a Delaware corporation (“Issuer”).
     The Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended by replacing the last sentence of the first paragraph with the following:
Chevron funded the transactions contemplated by the Merger Agreement using cash on hand.

Item 4.	Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph under the heading “Merger Agreement” of (a) — (b):
On February 17, 2011 (the “Effective Date”), the parties to the Merger Agreement consummated the Merger and the other transactions contemplated by the Merger Agreement. As a result of the Merger and the transactions contemplated by the Merger Agreement, Issuer is now an indirect wholly owned subsidiary of Chevron, and, with no public market for Issuer’s Common Stock, price quotations with respect to sales of Issuer’s Common Stock in the public market are no longer available, registration of Issuer’s Common Stock under the federal securities laws will be terminated and Issuer will no longer be required to file periodic reports with the Securities and Exchange Commission.

CUSIP No. 049298102	Page 4 of 5
     Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following immediately after the last paragraph of (a) — (b):
Pursuant to its terms, the Voting Agreement and the proxy granted thereunder terminated automatically on the Effective Date.
     Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following immediately after the last paragraph under the heading “Laurel Mountain Purchase Agreement” of (c):
On the Effective Date, the parties to the Laurel Mountain Purchase Agreement consummated the Laurel Mountain Acquisition and the other transactions contemplated by the Laurel Mountain Purchase Agreement.
     Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following immediately after the last paragraph under the heading “AHD Transaction Agreement” of (c):
On the Effective Date, the parties to the AHD Transaction Agreement consummated the transactions contemplated by the AHD Transaction Agreement.

Item 5.	Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended, in pertinent part, as follows:
(a) - (b) As a result of the Merger, a subsidiary of Chevron is the sole stockholder of Issuer.

CUSIP No. 049298102	Page 5 of 5
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 28, 2011

CHEVRON CORPORATION
by	/s/ Kari Endries
	Name:	Kari Endries
	Title:	Assistant Secretary and Managing Counsel